Filer: Sprott Asset Management LP

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Silver Bullion Trust

Commission File No. 132-02793

Date: July 27, 2015

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Sprott
Asset Management LP

The Sprott Advantage
Brings Value to Your Investment

Email or call **1-888-518-6805** to participate in the Sprott offer

This website is for the unitholders of Central GoldTrust (GTU) and Silver Bullion Trust (SBT). To learn more about how to unlock the value of your investment and increase its security select from the options below.

I OWN GOLD (GTU) ▶ I OWN SILVER (SBT) ▶

About the Sprott Tender Offers

Welcome to SprottAdvantage.com. Sprott Asset Management ("Sprott") is globally recognized as a leading precious metals investor. We have launched separate tender offers to unitholders of Central GoldTrust and Silver Bullion Trust that have the potential to reduce significant and persistent trading discounts at each of these entities. Sprott has been in business for more than 30 years and experienced firsthand how gold and silver trade and the volatility they exhibit. If you are a GTU unitholder or a SBT unitholder, you will find all of the information you require to make an informed decision and **get the value that you deserve.**

Full details of each Sprott Offer are set out in a takeover bid circular and accompanying offer documents (collectively and as amended and varied, the "Offer Documents"), which have been filed with the Canadian securities regulatory authorities. In connection with the Sprott Offers, Sprott Physical Gold Trust and Sprott Physical Silver Trust (the "Sprott Physical Trusts") have filed with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form F-10 (each a "Registration Statement"), which contains a prospectus relating to the applicable Sprott Offer. Sprott and Sprott Physical Gold Trust also have filed a tender offer statement on Schedule TO with respect to the Sprott Offer for Central GoldTrust. CENTRAL GOLDTRUST AND SILVER BULLION TRUST UNITHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT SPROTT, THE SPROTT PHYSICAL TRUSTS, CENTRAL GOLDTRUST, SILVER BULLION TRUST AND THE SPROTT OFFERS. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the U.S. Securities and Exchange Commission ("SEC") are available electronically without charge at the SEC's website at www.sec.gov.

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Sprott
Asset Management LP

Sprott Value | Investor Information | FAQ | About Sprott | HOW TO TENDER ▸

Email or call **1-888-518-6805** to participate in the Sprott offer

Silver Bullion Trust

Only you can unlock the value of your silver investment
and increase its security. Sprott can help.



SBT Performance Versus
PSLV Performance
PSLV consistently trades at or above the price of silver
Price of Silver
2013
2014
2015

Sprott Physical Silver Trust (PSLV) units have consistently reflected the actual price of silver. Your Silver Bullion Trust (SBT) units have not.

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News

JUNE 23, 2015

Sprott Gives Central GoldTrust Unitholders Opportunity to Improve the Performance of Their Investment

JUNE 29, 2015

Sprott Responds to Continued Failure of Central GoldTrust and Silver Bullion Trust Trustees to Address Long-Term Issues

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© 2015 Sprott Asset Managment LP

GOLD (GTU) | **SILVER (SBT)** | ABOUT SPROTT | CONTACT US | IMPORTANT INFORMATION

Infographics Sprott Physical Silver Trust (PSLV) units have consistently reflected the actual price of silver. Your Silver Bullion Trust (SBT) units have not.  Full details of each Sprott Offer are set out in a takeover bid circular and accompanying offer documents (collectively and as amended and varied, the “Offer Documents”), which have been filed with the Canadian securities regulatory authorities. In connection with the Sprott Offers, Sprott Physical Gold Trust and Sprott physical Silver Trust (the “Sprott Physical Trusts”) have filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement of Form F-10 (each a “Registration Statement”), which contains a prospects relating to the applicable Sprott Offer. Sprott and Sprott Physical Gold Trust also have filed a tender offer statement on Schedule TO with respect to the Sprott Offer for Central GoldTrust. CENTRAL GOLDTRUST AND SILVER BULLION TRUST UNITHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT Sprott, THE Sprott PHYSICAL TRUSTS, CENTRAL GOLDTRUST, SILVER BULLION TRUST AND THE Sprott OFFERS. mATERIALS FILED WITH THE cANADIAN securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the U.S. securities and Exchange commission (“SEC”) are available electronically without charge at the SEC’s website at www.sec.gov.

Sprott Value Sprott Value (Silver) You bought physical silver because you understand its unique value and role in the global economy. You expected that your investment in Silver Bullion Trust (SBT) would reflect the value of silver, but it has persistently traded at a significant discount to the place of silver. You deserve an investment that reflects the true price of silver bullion and security that is unmatched and above that of a commercial bank. Through unparalleled investment experience and professional product management, with silver bar storage at a Federal Crown Corporation of the Government of Canada, Sprott Physical Silver Trust (PSLV) units have traded close to, or even above, the price of silver. Conversely, SBT units persistently trade at a significant discount to the price of silver. Sprott is offering SBT unitholders an immediate exchange premium and the opportunity to own an investment that will better reflect the value of your physical silver holding every day.. Whethere we are in a bull or bear market, your investment should reflect the price of silver. Sprott physical Silver Trust has that track record. Silver Bullion Trust does not - it is that simple.

FAQ FAQ (Silver) What is the problem at Silver Bullion Trust? Why does SBT trade so much lower than NAV and physical silver? We believe there are numerous reasons why SBT units persistently trade below NAV and the actual price of silver. For example: SBT management does not possess the expertise or infrastructure to address SBT’s persistent discount to NAV, including properly marketing the fund or reinvesting the fees it collects. SBT is a highly illiquid investment that cannot be redeemed for silver bullion. SBT’s expenses are grossly disproportionate to the work of its management and its Trustees appear indifferent. In fact, SBT management has extraordinarily limited scope of duties, responsibilities and actions, including no responsibilities for redeeming physical bullion. SBT is managed by an unregulated holding company and has conflicted Trustees who seem indifferent to the destruction of the value of you investment. How will Sprott enhance the value of my investment? Sprott is globally recognized as a leading precious metals investor. Sprott has been in business for more than 30 years and has experienced first-hand how silver trades and the volatility it exhibits. Sprott reinvests the fees it collects from unitholders into marketing the fund, creating buying demand that supports the price of Sprott Physical Silver Trust units, enhances liquidity, and leads to asset growth. The Sprott tender offer is structured so that it should be tax-deferred, and PSLV is positioned to manage any tax consequences of physical redemptions. Tendering holders can also elect to have the transaction treated as a taxable disposition for Canadian tax purposes. Sprott is a regulated public company that houses a team of experienced and professional managers who utilize a superior investment platform. I invested in SBT because I want my silver to be stored in a secure environment - where will my investment be safest? Sprott scores all silver outside of the banking system, at a Federal Crown Corporation of the Government of Canada, which is backed by the Canadian federal government and utilizes vaults with the highest security standards, including regular inspection and auditing of physical bullion. SBT stores its silver in an ordinary commercial vault, wedging a levered financial institution between unitholders and their silver - and exposing unicholders to credit risk. SBT calls it “level three storage" - but “level 3" is simply a reference to the floor in the basement where the vault is located.

What liquidity and redemption advantages does Sprott offer and why do they matter? Upon redemption for physical bullion, Sprott Physical Silver Trust units are redeemed for an amount equal to 100% of the NAV of redeemed units. SBT, on the other hand, penalizes you by only allowing redemptions for cash and generally at only 95% of NAV. This is a new SBT feature that was implemented only in response to the Sprott tender offer - meaning that after years of trading below NAV and paying fees on NAV, you stand to lose an additional 5% of your true value simply by redeeming your units. Furthermore, unlike SBT unitholders, PSLV unitholders can redeem their units for physical silver bullion on a monthly basis (assuming they meet certain minimum dollar value equivalents). Sprott's custodian can deliver bars almost anywhere in the world via armored transportation. Why are Sprott's fees a little higher? At Sprott, we believe in silver as a currency. We understand its unique value. And we work hard to promote it. This benefits all of our unitholders and the result has been that our silver fund has consistently traded at or near the price of silver. Meaning: when you buy silver at Sprott, it tracks the price of silver. At SBT, they just charge you a fee for second rate management and lay heavy penalties if you try to redeem. Sprott reinvests the fees it collects from unitholders into marketing the fund, creating buying demand that supports the price of Sprott Physical Silver Trust units and enhancing liquidity. What do I actually receive if I tender my SBT units into the Sprott offer? You will receive units of Sprott Physical Silver Trust in exchange for your units of SBT. The number of Sprott Physical Silver Trust Units to be distributed to each SBT unitholder will be determined on a NAV to NAV basis. The exchange ratio will be calculated two business days before the expiry of the offer - August 7th at 5:00 pm ET, unless extended or withdrawn.

Investor Information Investor Information (Silver) LETTERS JUNE 24, 2015 Letter to Unitholders PRESS RELEASES JUNE 29, 2015 Sprott Responds to Continued Failure of Central GoldTrust and Silver Bullion Trust Trustees to Address Long-Term Issues JUNE 22, 2015 Sprott Files Notices of Variation and Extension in Connection With Offers for Central GoldTrust and Silver Bullion Trust JUNE 11, 2015 Support Builds for Sprott Offers as Trustees of Central GoldTrust and Silver Bullion Trust Fail to Refute Superior Value Proposition of the Sprott Offers MAY 27, 2015 Sprott Formally Launches Offers to Central GoldTrust and Silver Bullion Trust Unitholders APRIL 28, 2015 Sprott is Committed to Unlocking Value for Unitholders of Central GoldTrust and Silver Bullion Trust APRIL 23, 2015 Sprott Intends to Make Exchange Offers for Central GoldTrust and Silver Bullion Trust Units SEC FILINGS JUNE 25, 2015 Reasons to Tender JUNE 13, 2015 Unitholder Q&A MAY 27, 2015 Presentation  MAY 27, 2015 Offer & Circular ADDITIONAL INFORMATION  MAY 27, 2015 Merger Agreement

About Sprott About Sprott (Silver) Sprott Asset Management LP is the investment manager to Sprott Physical Gold Trust and Sprott Physical Silver Trust (the "Sprott Physical Trusts”). Important information about each of the Sprott Physical Trusts, including its investment objectives and strategies, applicable management fees, and expenses, is contained in the current annual information form for each of the Sprott Physical Trusts, which can be found on its website, in the U.S. on www.sec.gov and in Canada on www.sedar.com Commissions, management fees, or other charges and expenses may be associated with investing in the Sprott Physical Trusts. Investment funds are not guaranteed, their values change frequently and past performance may not be repeated. To learn more about Sprott Physical Gold Trust or Sprott Physical Silver Trust, please visit sprottphysicalbullion.com.

Contact Us Contact Us (Silver) It is important you act now. The Sprott offer is open for acceptance until 5:00pm ET on August 7th, 2015, unless extended or withdrawn. GTU unitholders who have questions regarding the Sprott offer are encouraged contact Sprott's unitholder services agent, kingsdale Shareholder Services at 1-888-518-6805 (toll free in North America) or at 1-416-867-2272 (outside of North America) or by e-mail at contactus@kingsdaleshareholder.com. Thank you for your support.

Important Information Important Information (Silver) The Sprott offer is subject to conditions. Full details of the Sprott offer are set out in a takeover bid circular and accompanying offer documents (collectively, and as amended by the notices of extension and variation dated June 22, 2015 and July 7, 2015 and as further extended and varied, the "Offer Documents"), which have been filed with the Canadian securities regulatory authorities. In connection with the Sprott offer, Sprott Physical Silver Trust ("PSLV") has also filed with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form F-10 (each a "Registration Statement"), which contains a prospectus relating to the Sprott offer (a "Prospectus"). This document is not a substitute for the Offer Document, the Prospectus or the Registration Statement. SILVE BULLION TRUST ("SBT UNITHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT SPROTT, SBT, PSLV AND THE SPROTT OFFER. Materials filed with the Canadian securities regulatory authorizes are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC's website at www.sec.gov. This document does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of SBT or PSLV. The Sprott offer is being made solely pursuant to the Offer Documents. The securities registered pursuant to a Registration Statement are not offered for sale in any Jurisdiction in which such offer or sale is not permitted. This document contains "forward-looking statements and "forward-looking information" (collectively, "foward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, are inherently subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.